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CRYSTALLEX INTERNATIONAL CORPORATION

Organized under the Laws of Canada

RESALE PROSPECTUS

8,804,207 Common Shares

Certain selling shareholders who are affiliates of Crystallex International Corporation may use this prospectus to sell their Crystallex common shares that they may acquire when they exercise stock options to acquire up to an aggregate of 7,274,750 common shares that Crystallex has granted or may grant to them under its Incentive Share Option Plan adopted in 1997 (as modified in 1998, 2000, 2001, 2002, 2004, and 2005) and up to 842,500 common shares that Crystallex may issue pursuant to written consulting options or agreements not subject to such plan (collectively, the “Options”). In addition, certain selling shareholders who are Crystallex directors may use this prospectus to sell periodically up to an aggregate of 264,157 common shares that Crystallex issued or authorized for issuance to them pursuant to Crystallex’s Directors Remuneration Plan. Furthermore, certain selling shareholders, some of whom are not Crystallex affiliates, may use this prospectus to resell 422,800 Crystallex common shares that they received upon the exercise of Options prior to the date of this prospectus. See “Selling Shareholders.” Crystallex will not receive any sales proceeds when a selling shareholder sells his shares.

The selling shareholders may sell all or any portion of these Crystallex common shares in one or more transactions through ordinary brokerage transactions, in private, negotiated transactions, or through any other means described in the section entitled “Plan of Distribution” beginning on page 13. The sales may be made at market prices prevailing at the time of sale, at negotiated prices, or at fixed prices, which may be changed. These transactions may or may not involve brokers or dealers. Crystallex will not receive any sales proceeds when these selling shareholders convert their convertible notes or convertible debentures or sell their common shares, but Crystallex will receive the exercise price of any warrants that the selling shareholders exercise.

Crystallex lists the common shares for trading on The American Stock Exchange and on The Toronto Stock Exchange under the symbol KRY. As of June 23, 2005, the closing price for the common shares on The American Stock Exchange was US$3.72 and on The Toronto Stock Exchange was Cdn$4.65.

It may be risky to purchase the common shares. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

* * *

The date of this prospectus is June 24, 2005.

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You should rely only on the information contained in this prospectus and the information incorporated into this prospectus by reference (see “Incorporation of Documents by Reference”) and not upon anything else in deciding whether to purchase the common shares offered through this prospectus. Neither Crystallex nor any of the selling shareholders will authorize providing you with any other information in connection with your purchase. This prospectus does not offer to sell or solicit an offer to buy any security other than the common shares that this prospectus offers. In addition, this prospectus does not offer to sell or solicit any offer to buy any common shares to any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction.

Note: Unless otherwise indicated, all amounts in this prospectus are stated in U.S. dollars.

SUMMARY OF CRYSTALLEX

Crystallex was incorporated on May 22, 1984 under the Company Act of the province of British Columbia, Canada. On January 23, 1998, its corporate existence was continued under the Canada Business Corporation Act (“CBCA”), thereby bringing Crystallex under the jurisdiction of the CBCA as if it was originally incorporated under the CBCA. Crystallex trades as a public company on the TSX and the AMEX under the symbol “KRY”. It engages in exploring, developing, and mining for gold, with its primary focus in Venezuela, and in evaluating mineral property acquisitions in various locations around the world. Crystallex is currently producing gold from the Tomi concession in Venezuela and processing ore from the Tomi concession at Crystallex’s Revemin Mill in Venezuela. Crystallex also has rights to extract ore from its La Victoria mine in Venezuela and is pursuing permits to develop an underground mine at its Albino 1 concession in the Kilometre 88 region of Venezuela. Crystallex also has secured rights to develop the gold deposits known as Las Cristinas 4, 5, 6 and 7, also in the Kilometre 88 region.

Property	Location	Percentage Interest, Direct or Indirect

Las Cristinas	Venezuela	100	%(1)
Tomi	Venezuela	100%
Revemin Mill	Venezuela	93%
Albino 1	Venezuela	100	%(2)
Lo Increible	Venezuela	51	%(3)

(1)	Refers to an agreement granted to Crystallex to mine the property. See “Risk Factors” in Crystallex’s Form 40-F for the year ended December 31, 2004.
(2)	In early 2005, Crystallex was informed that its concession rights for Albino 1 have been rescinded. Crystallex is appealing this rescission. See “Risk Factors” in Crystallex’s Form 40-F for the year ended December 31, 2004.
(3)	Crystallex owns 100% of El Callao Mining Corp., which indirectly owns 51% of the Lo Increible property.

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Details with respect to all of the foregoing properties are provided in the documents incorporated by reference. See “How to Obtain More Information.”

Crystallex’s principal executive office, registered office, and principal place of business are located at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4, telephone number (416) 203-2448.

RISK FACTORS

Your purchase of the common shares may be risky. In addition to the other information contained in this prospectus or incorporated by reference into this prospectus, please read carefully the risk factors contained in Crystallex’s Annual Report on Form 40-F for its Fiscal Year Ended December 31, 2004, together with the following factors, before purchasing common shares offered by this prospectus:

Crystallex has incurred recent losses.

Crystallex incurred net losses in 2004, 2003, 2002, and 2001. Crystallex’s profitability depends, among other things, on the price of gold, the level of gold production, cash operating costs and other factors discussed in “Risk Factors.” Substantially all of these factors are beyond Crystallex’s control. As part of the preparation of its financial statements for the year ended December 31, 2004, Crystallex undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. Based on this review, and reflecting the impact of its recently received notice of the termination of its Albino 1 concession, Crystallex incurred a write-down of $32 million for the year ended December 31, 2004. The write-down included $10.5 million for Albino, $13.8 million for Revemin, $3.6 million for Tomi, and $4.1 million for other properties.

Crystallex has authorized for issuance a large number of shares, which, if issued in significant amounts, could result in dilution of share ownership and a reduction in share price.

As at June 24, 2005, Crystallex has authorized the issuance of more than 20.6 million common shares that have not yet been issued for payment of certain property purchases and related indebtedness, the exercise of stock options, finder's fees, the exercise of warrants issued in private placements, placement agent's fees for a private placement, and exercise of warrants issued for convertible notes and broker's fees. Furthermore, Crystallex may issue additional common shares from time to time in the future. If Crystallex issues a substantial number of those new shares, it could substantially dilute the ownership interest of Crystallex’s current shareholders, based upon the 193,793,337 Crystallex shares outstanding as of June 24, 2005. In addition, given Crystallex’s average daily trading volume of approximately 617,200 shares on the American Stock Exchange (“AMEX”) (Consolidated Market) and approximately 597,000 shares on the Toronto Stock Exchange (“TSX”) for the period January 1, 2004 through December 31, 2004, the sale of these shares could provide enough selling pressure to depress the share price of Crystallex’s common shares.

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HOW TO OBTAIN MORE INFORMATION

We file reports and other information with the Securities and Exchange Commission. You may read any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W. in Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. The SEC maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. A copy of our SEC filings since October, 2002, including a copy of this prospectus, the registration statement (and amendments to the registration statement) relating to this prospectus and our annual report on Form 40-F and Form 40-F/A-No. 1 for our year ended December 31, 2004, our Forms 6-K submitted to the SEC since November 4, 2002, all amendments to any of these filings or reports, and all future documents or reports that we will file or submit to the SEC, are or will be also available to you free of charge at the SEC’s Internet site.

We have filed with the SEC a registration statement on Form S-8 under the Securities Act of 1933 relating to this prospectus. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities. Our statements in this prospectus are not necessarily complete about the contents of any contract or other document. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

The SEC allows us to “incorporate by reference” into this prospectus information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. This information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 12, 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

(a) Crystallex's Annual Report on Form 40-F and on Form 40-F/A – No. 1 for the fiscal year ended December 31, 2004, filed under Section 13 of the Securities Exchange Act.

(b) The description of Crystallex's common shares without par value contained in Crystallex’s registration statement under Section 12(b) of the Securities Exchange Act on Form 8-A (Registration No. 1-14620).

(c) Crystallex’s registration statement under Section 12(b) of the Securities Exchange Act on Form 8-A of rights to acquire Crystallex’s common shares (Registration No. 1-14620).

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(d) The Report of Foreign Issuer on Form 6-K furnished to the SEC on April 1, 2005, on May 12, 2005, on May 13, 2005, on May 20, 2005, on June 22, 2005,and on June 24, 2005. Crystallex’s report on Form 6-K furnished on May 12, 2005, contains its unaudited financial statements for the quarter ended March 31, 2005.

(e) All subsequent annual reports filed by Crystallex on Form 20-F, Form 40-F, or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by Crystallex under Sections 12, 13, 14 or 15(d) of the Securities Exchange Act, after the date of this prospectus and before the termination of the offering are deemed incorporated by reference into and be a part of this prospectus from the date of filing such documents.

Crystallex may incorporate by reference into this prospectus any Form 6-K that it furnishes to the SEC under Sections 12, 13, 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before the offering is completed, and make that Form 6-K a part of this prospectus from the date it files the form, but only to the extent that Crystallex identifies in the Form 6-K that it is being incorporated by reference into this prospectus.

Crystallex will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that Crystallex incorporates by reference in this prospectus but is not delivered with the prospectus, free of charge by contacting Crystallex’s Secretary, Daniel R. Ross, orally or in writing, at our principal offices, which are located at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4, telephone number (416) 203-2448, or by contacting investor relations at info@crystallex.com. However, Crystallex will not provide a copy of exhibits to items that it incorporates by reference unless it specifically incorporates those exhibits by reference.

You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling shareholders are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. This prospectus does not offer to you any security other than the common shares that this prospectus specifically offers. Information contained on our Web site is not a part of this prospectus.

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ENFORCEABILITY OF CIVIL LIABILITIES AGAINST CRYSTALLEX

The enforcement by purchasers of the common shares offered in this prospectus of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that Crystallex is a Canadian corporation, many of its directors and shareholders are residents of Canada, and the majority of Crystallex’s assets and all or a substantial portion of the assets of such other persons are located outside the United States. As a result, it may be difficult for purchasers to effect service of process within the United States upon such persons or to realize against them in the United States upon judgments of courts of the United States predicated upon civil liabilities under securities laws of the United States. McMillan Binch Mendelsohn LLP, Canadian counsel for Crystallex, advised Crystallex that there is doubt as to the enforceability in Canada against Crystallex or its directors or officers who are not residents of the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities predicated upon federal securities laws of the United States.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical fact included in this prospectus regarding Crystallex’s financial position, business strategy and plans and objectives of management of Crystallex for future operations, are forward-looking statements. When used in this prospectus, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “could,” “may” and similar expressions, as they relate to Crystallex or its management, identify forward-looking statements. These forward-looking statements are based on the beliefs of Crystallex’s management, as well as assumptions made by and information currently available to Crystallex’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as those disclosed under “Risk Factors” in this prospectus, including but not limited to, competitive factors and pricing pressures, changes in legal and regulatory requirements, technological change or difficulties, product development risks, commercialization and trade difficulties and general economic conditions. Such statements reflect the current views of Crystallex with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, and growth strategy of Crystallex. All subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

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CAPITALIZATION AND INDEBTEDNESS
As of April 30, 2005
(unaudited)

	Notes and Debentures
	Actual	As Adjusted(1)

Debt
Current portion of long-term debt	$4,258,470	$4,258,470
Total long-term debt, net of current portion	79,210,959	79,210,959

Total Debt	$83,469,429	$83,469,429

Stockholders’ equity
Common shares (unlimited shares authorized; 192,631,619 issued and outstanding)	311,855,538	311,855,538
Contributed Surplus	30,649,009	30,649,009
Cumulative Translation Adjustment	11,958,981	11,958,981
Deficit	(218,474,832)	(218,474,832)

Total stockholders’ equity	$135,988,696	$135,988,696

Total Capitalization	$219,458,125	$219,458,125

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(1) Does not include the exercise into Crystallex common shares of any options, special warrants, or warrants outstanding as of April 30, 2005, or that may be issued thereafter.

RECENT DEVELOPMENTS

Prior to 2004, Crystallex issued approximately 800,000 common shares to Standard Bank of London (“SBL”) as partial settlement of its outstanding loan with SBL. Crystallex and SBL also entered into an agreement whereby SBL agreed not to sell the Crystallex shares it had obtained as the loan repayment in large blocks but instead disposed of the shares in an orderly fashion over time (Orderly Disposition Agreement or “ODA”).

As provided by the ODA, on final disposition of the shares issued to SBL, SBL would retain any aggregate sale proceeds in excess of the issue price of the shares and certain agreed interest (excess proceeds) and apply the excess proceeds against any obligations owing to SBL by Crystallex, whereas any final aggregate shortfall would require payment by Crystallex to SBL to cover the shortfall. The excess proceeds or shortfall could only be determined and applied when all shares subject to the ODA had been disposed.

SBL sold the last block of the shares by the end of May 2004. It had cumulative excess proceeds from sale of all of the shares of approximately $4 million. Crystallex and SBL agreed to allocate the excess proceeds against outstanding commodity contract obligations that Crystallex had with SBL. Crystallex accounted for the allocation of proceeds against outstanding commodity contract obligations as a reduction of its commodity contract loss (that is, an income statement item) in its June 30, 2004, and September 30, 2004, unaudited interim financial statements. Crystallex disclosed this accounting in the notes to the financial statements for both periods.

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However, in preparing its full year financial statements for its year ended December 31, 2004, Crystallex accounted for this transaction as an increase in its share capital rather than an income statement item. Crystallex reflected this accounting treatment in it year-end 2004 audited financial statement and in its disclosure of its quarterly financial information contained in its year-end Management’s Discussion and Analysis (“MD&A”). Both the year-end audited financial statements and MD&A are contained in exhibits attached to Crystallex’s Annual Report on Form 40-F. See “How To Obtain More Information.”

RECENT PRICE HISTORY

Crystallex's common shares trade on the TSX and on the AMEX under stock symbol “KRY”. The discussion contained in this section is based upon information provided by the Toronto Stock Exchange or American Stock Exchange, as applicable. The following tables presents additional closing price information:

	Toronto Stock Exchange CDN $		American Stock Exchange US$

	High	Low	High	Low

Fiscal Quarter Ended
March 31, 2003	2.44	1.25	1.55	0.85
June 30, 2003	2.86	1.00	2.15	0.69
September 30, 2003	4.48	2.01	3.25	1.38
December 31, 2003	4.15	2.90	3.20	2.17
March 31, 2004	5.00	3.15	3.75	2.36
June 30, 2004	4.12	2.75	3.14	1.99
September 30, 2004	4.21	2.70	3.37	2.05
December 31, 2004	5.41	3.82	4.52	3.02
March 31, 2005	5.00	3.80	3.99	3.05

Months Ended
December 31, 2004	4.50	4.05	3.76	3.30
January 31, 2005	4.28	3.83	3.51	3.11
February 28, 2005	4.45	3.80	3.63	3.05
March 31, 2005	5.00	4.08	3.99	3.28
April 30, 2005	5.17	4.35	4.19	3.57
May 31, 2005	4.73	3.98	3.84	3.13

Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

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SHARE CAPITAL

As of June 24, 2005, Crystallex had 193,793,337 shares outstanding. None of the shares are held in treasury or by its subsidiaries.

As of June 24, 2005, Crystallex had outstanding options and warrants to acquire 20,598,985 common shares at exercise prices ranging from $0.80 to $3.75.

From January 1, 2001, through the date of this prospectus, Crystallex has issued the securities described below (in addition to common shares issued upon conversion of previously outstanding convertible securities, warrants, or options, and issues of common shares and stock options to consultants and management or directors):

     •      $3,000,000 non-interest bearing notes, together with 450,000 common share purchase warrants. Each warrant is exercisable for one Crystallex common share at exercise prices of $1.27 per share for 150,000 warrants and $1.316 per share for 300,000 warrants. The non-interest bearing notes were exchanged for $3,000,000 principal amount of 4% convertible notes and 150,000 warrants to the holder and its affiliate, each warrant having an exercise price of $3.61.

     •      $3,000,000 principal amount of 4% convertible notes and warrants to acquire 824,214 Crystallex common shares at an exercise price of $2.68 per share.

     •      2,562,500 special warrants at Cdn$1.60 per special warrant, each of which allow the holder to acquire, for no additional consideration, one common share and one-half (1/2) of one warrant to purchase common shares having an exercise price of Cdn$2.00 per each whole warrant.

     •      2,400,000 special warrants at Cdn$1.25 per special warrant, each of which allow the holder to acquire, for no additional consideration, one common share and one-half (1/2) of one warrant to purchase common shares having an exercise price of Cdn$1.60 per each whole warrant.

     •      5,500,000 special warrants at Cdn$1.25 per special warrant, each of which allow the holder to acquire, for no additional consideration, one common share and one-half (1/2) of one warrant to purchase common shares having an exercise price of Cdn$1.60 per each whole warrant.

     •      325,000 common shares to Vengroup as a settlement of distributions that Vengroup claimed relating to the El Callao properties.

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     •      52,500 special warrants at Cdn$3.02 per special warrant, each of which allow the holder to acquire one Crystallex common share without additional consideration.

     •      $2,200,000 principal amount convertible note, convertible into up to Crystallex common shares based upon a discount to the shares’ trading price at the time of conversion, and a warrant to purchase 100,000 common shares at an exercise price of Cdn$4.40 per common share.

     •      2,200,000 special warrants for Cdn$3,025,780. Each special warrant authorizes the holder to acquire one of Crystallex’s common shares for no additional consideration.

     •      1,025,000 special warrants purchased for $1,394,000, which special warrants may be converted, for no additional consideration, into 1,025,000 common shares and 1,025,000 common share purchase warrants having an exercise price of Cdn$2.75, together with an additional 13,750 common share purchase warrants to a selling agent.

     •      8,195,025 common shares issued for El Callao Mining Corp shares and certain assets held by Bema Gold Corp in connection with Crystallex’s acquisition of El Callao.

     •      3,111,111 units for a total purchase price of $4,725,000, each unit consisting of one Crystallex common share and one warrant to purchase one common share at an exercise price of Cdn$3.00.

     •      4,545,455 special warrants, each of which allow the holder to acquire, for no additional consideration, one common share, and 2,272,727 share purchase warrants to purchase common shares having an exercise price of $2.75 per each warrant, for an aggregate sale price of $10,000,000.

     •      Up to 5,000,000 common shares for issuance upon the conversion of 7% convertible notes and exercise of share warrants having an exercise price based upon a premium to the share price as of the date of issuance.

     •      Up to 3,932,941 common shares upon the conversion of $950,000 Crystallex Series A 10% Redeemable Convertible Notes or the exercise of 190,000 common share purchase warrants having an exercise price of $1.09 per share, together with 67,059 common shares as a placement fee.

     •      2,000,000 common shares or stock options to three consultants and to Crystallex’s counsel in Venezuela for services performed on Crystallex’s behalf.

     •      2,500,000 common shares in repayment of $2,500,000 principal amount of notes.

     •      1,336,743 common shares issued to Corporacion Vengroup S.A. in lieu of a $1,397,500 cash payment as the last installment of the purchase price for Crystallex’s indirect ownership of a majority interest in its El Callao property in Venezuela.

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     •      12,800,000 special warrants at $2.20 per special warrant, each of which allow the holder to acquire, for no additional consideration, and one common share, and one-half (1/2) of one warrant to purchase common shares having an exercise price of $2.75 per each whole warrant.

     •      50,000 Crystallex common shares and 400,000 common share purchase warrants having an exercise price of Cdn$3.34 per share. The shares and warrants were issued to an entity providing financial services to Crystallex.

     •      300,000 Crystallex common shares and 1,000,000 common share purchase warrants having an exercise price of $1.75 per share for the first 500,000 warrants (which vest immediately) and $2.00 per share for the second 500,000 warrants (which vest upon Crystallex receiving a project financing proposal acceptable to it). The shares and warrants were issued to an entity providing financial services to Crystallex.

     •      28.75 million common shares at Cdn$4.00 per share for gross proceeds of Cdn$115 million, net proceeds of $82.0 million.

     •      $100 million unit offering whereby Crystallex issued 100,000 units at a price of $1,000 per unit. Each unit was comprised of $1,000 principal amount of senior unsecured notes, bearing interest of 9.375%, payable semi-annually and maturing on December 20, 2011, and 65 Crystallex common shares. Net proceeds that Crystallex received, after underwriters’ fees and related expenditures amounted to $95,500,000.

THE SECURITIES BEING OFFERED

Crystallex’s affiliates may use this prospectus to resell an aggregate of 8,117,250 common shares that they may receive upon exercise of options that Crystallex has granted to them through the date of this prospectus under the Incentive Share Option Plan (the “Option Plan”) or pursuant to written consulting or option agreements not subject to the Option Plan (collectively, the “Options”). They may also use this prospectus, as it may be supplemented, to resell common shares that they receive upon exercise of options that Crystallex may grant to them under the Option Plan after the date of this prospectus. Crystallex adopted the Option Plan in 1997 and amended it in 1998, 2000, 2001, 2002, 2004, and 2005. As of the date of this prospectus, the Option Plan authorizes Crystallex to grant to its directors, officers, employees, or consultants options in an amount equal to up to 10% of Crystallex’s issued and outstanding shares. Crystallex has granted 14,144,458 options under the Option Plan as of the date of this prospectus and will likely grant additional options under the Option Plan.

Crystallex’s directors may also use this prospectus to resell up to an aggregate of 264,157 common shares that were issued or authorized for issuance through the date of this prospectus under the Directors Remuneration Plan and may also use this prospectus, as it may be supplemented, to resell common shares that they receive under that plan after the date of this prospectus. This resale prospectus involves only up to 600,000 shares that were issued or may be issued under the Directors Remuneration Plan.

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Certain other selling shareholders may use this prospectus to resell up to an aggregate of 422,800 common shares that they received prior to the date of this prospectus upon their exercise, prior to the date of this prospectus, of Options under the Option Plan.

USE OF PROCEEDS

Crystallex will not receive any of the proceeds from the sale of shares offered under this prospectus that were issued to directors under the Directors Remuneration Plan. Crystallex will receive approximately US$15.1 million in the aggregate if the selling shareholders fully exercise all of the 8,117,250 Crystallex Options issued to them but not yet exercised as of the date of this prospectus. The above amounts do not include shares issuable upon exercise of options by selling shareholders who are not Crystallex affiliates. Crystallex will not receive any sales proceeds when a selling shareholder sells his shares.

PLAN OF DISTRIBUTION

Crystallex is registering the resale of the common shares by the selling shareholders. All costs, expenses and fees in connection with the registration of the common shares offered by this prospectus will be borne by Crystallex. Brokerage commissions and similar selling expenses, if any, attributable to the sale of common shares will be borne by the selling shareholders. Sales of common shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the American Stock Exchange or The Toronto Stock Exchange or in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the common shares, through short sales of common shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, at negotiated prices, or at fixed prices, which may be changed. These transactions may or may not involve brokers or dealers.

The selling shareholders may sell the shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connections with the sale of common shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933 and any commissions received by such broker-dealers and any profit on the resale of the common shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the common shares against certain liabilities, including liabilities arising under the Securities Act.

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Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the American Stock Exchange under Rule 153 under the Securities Act. Crystallex has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act may apply to its sales in the market.

Crystallex anticipates that the selling shareholders will offer for sale all of the common shares that they acquire. See “The Securities Being Offered.” Because it is possible that a significant number of common shares could be sold at one time under this prospectus, these sales, or the possibility of these sales, may have a depressive effect on the market price of Crystallex’s common shares.

To comply with the securities laws of certain jurisdictions, if applicable, the common shares will be offered or sold in those jurisdictions only through registered or licensed brokers or dealers.

Crystallex has agreed to pay all expenses of registering under the Securities Act and applicable state securities laws, if required, the shares that the selling shareholders may resell. These expenses include, among others, SEC filing fees and expenses to comply with any applicable state securities or “blue sky” laws, printing expenses, and fees and disbursements of Crystallex’s counsel. However, the selling shareholders will pay all underwriting discounts and selling commissions, if any, that they may have in reselling the shares.

The following table sets forth Crystallex’s estimated expenses in connection with this offering:

Securities and Exchange Commission registration fee	$5,807
Accountants' fees and expenses	5,000
Legal fees and expenses	15,000
Printing and engraving expenses and copying expenses	2,000
Transfer agent’s fees and expenses	2,000
Miscellaneous	193

Total	$30,000

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DESCRIPTION OF SECURITIES TO BE REGISTERED

Crystallex is authorized to issue an unlimited number of common shares without par value, an unlimited number of Class “A” preference shares and an unlimited number of Class “B” preference shares. As at June 24, 2005, it had issued and outstanding 193,793,337 common shares, no Class “A” preference shares, and no Class “B” preference shares. Each common share entitles the holder to dividends if, as and when declared by the directors, to one vote at all meetings of holders of common shares and to participate ratably in any distribution of Crystallex’s assets upon liquidation, dissolution or winding up, subject to the prior rights of holders of shares ranking in priority to the common shares.

See “The Securities Being Offered” for a discussion of the options that Crystallex has issued or may issue and which are exercisable into common shares.

SELLING SHAREHOLDERS

Crystallex’s affiliates may use this prospectus to resell common shares that they receive upon exercise of options that Crystallex grants and issues to them prior to the date of this prospectus under the Incentive Share Option Plan and may also use this prospectus, as it may be supplemented, to resell common shares that they receive upon exercise of options that Crystallex grants and issues to them under that plan after the date of this prospectus.

Crystallex’s directors may use this prospectus to resell common shares that they received prior to the date of this prospectus under the Directors Remuneration Plan and may also use this prospectus, as it may be supplemented, to resell common shares that they receive under that plan after the date of this prospectus.

Certain persons named below may use this prospectus to resell common shares that they received upon their exercise, prior to the date of this prospectus, of options granted to them under the Share Option Plan.

In addition, the following table sets forth the name of each selling shareholder, his position(s), office(s), or other material relationship(s) with Crystallex or any of its affiliates during the past three years (or such shorter period as he may have been involved with Crystallex or the affiliate), and the number of shares: (i) each selling shareholder owned of record as of June 24, 2005 (assuming no exercise of options or warrants to acquire shares held by such person); (ii) that each selling shareholder is offering through this prospectus; and (iii) the percentage of all shares that each selling shareholder will own assuming that he sells all of the shares covered by this prospectus. Each selling shareholder may offer to sell some, all, or none of the shares that he offers pursuant to this prospectus. The percentages outstanding is based on 193,793,337 common shares outstanding as of June 24, 2005.

All information concerning beneficial ownership is to the best of Crystallex’s belief.

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	Common Shares Owned Before Offering(1)		Common Shares Offered in Offering(1)		Common Shares Owned After Offering(1)
Name and address of shareholder	Number	Percent	Number	Percent	Number	Percent

Robert A. Fung(2), (3) Chairman and Director 49 Edenbrook Hill Toronto, ON M9A 4A1 Canada	1,457,000	*	1,457,000	*	0	0%

Todd Bruce(2) President and Director 25 Wentworth Court Unionville, ON L3R 7N8 Canada	581,250	*	581,250	*	0	0%

Marc J. Oppenheimer(2) Director, formerly President and CEO and Vice Chairman 466 Golf Course Drive Leonia, NJ 07605 United States	2,689,685	1.37%	2,409,775	1.23%	279,910	*

Michael Brown(2) Director 40 Hillhurst Blvd. Toronto, ON M5N 1N6 Canada	238,321	*	238,321	*	0	0%

C. William Longden(2) Director #32B-32 McMurrich Street Toronto, ON M5R 2A2 Canada	442,389	*	438,389	*	4,000	*

David I. Matheson(2), (4) Formerly, Director 201 Corleigh Blvd. Toronto, ON M5N 1P6 Canada	368,040	*	368,040	*	0	0%

Harry J. Near(2) Director 551 Mariposa Avenue Ottawa, ON K1M 0S5 Canada	966,229	*	966,229	*	0	0%

Armando F. Zullo(2) Director 1349 Mathers Avenue W. Vancouver British Columbia V7T 2G5 Canada	374,877	*	374,877	*	0	0%

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Johan van’t Hof(2) Director 47 Golfdale Road Toronto, ON M4N 2B5 Canada	214,775		*	214,775		*	0		0%

Daniel R. Ross(2) Executive Vice President and Corporate Counsel, formerly, Director Unit 1030 400 Walmer Road Toronto, ON M5P 2X7 Canada	868,751		*	868,751		*	0		0%

Borden D. Rosiak(2) Chief Financial Officer 16 Swiftdale Place Toronto, ON M3B 1M4 Canada	230,000		*	230,000		*	0		0%

Kenneth Thomas(2) Chief Operating Officer 2005 Heartwood Court Mississauga, ON L5C 4P7 Canada	130,000		*	130,000		*	0		0%

Sadek El Alfy(2) Vice President – Operations P.O. Box 3368 Redmond, WA 98073 United States	314,677		*	282,000		*	32,677		*

Dr. Luca Riccio Formerly, Vice President – Explorations 5403 Molina Road N. Vancouver, British Columbia V7R 4P5	218,000	(2)	*	3,000	(5)	*	215,000	(2)	*

Richard Marshall Vice President – Investor Relations 515 Stonebrook Farms Drive Alpharetta, GA 30004 United States	672,500	(2)	*	235,000	(5)	*	437,500		*

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Maria Spencer Amaro Former employee 333 Willow Street Apartment 102 Teaneck, NJ 07666 United States	2,800	(5)	*	2,800	(5)	*	0		0%

Andrea Maria Boltz Manager of Investor Relations 2514 E. Montecito Avenue Phoenix, AZ 85016 United States	41,000	(2)	*	4,000	(5)	*	37,000	(2)	*

_______

* Less than 1%.

1 Assumes that the selling shareholders exercise all of their options into common shares. (See “Securities Being Offered.”)

2 Includes shares issuable upon the exercise of options.

3 Mr. Fung has also performed investment banking services for Crystallex.

4 Mr. Matheson is a member of McMillan Binch Mendelsohn LLP, counsel to Crystallex. His term of office as a director expired on June 24, 2005. See “Legal Matters.”

5 Does not include shares issuable upon the exercise of options.

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LEGAL MATTERS

Daniel R. Ross, Crystallex’s Executive Vice President and Corporate Counsel, has issued a legal opinion that the common shares offered under this prospectus, when issued as described herein, will be legally issued as fully paid and non-assessable shares in the capital of Crystallex. As of June 24, 2005, Mr. Ross owned less than one percent of the outstanding Crystallex common shares. See “Selling Shareholders.” McMillan Binch Mendelsohn LLP has also advised Crystallex on matters set forth in “Enforceability of Civil Liabilities Against Crystallex.” As of June 24, 2005, partners and associates of McMillan Binch Mendelsohn LLP owned, in the aggregate, less than one percent of the outstanding Crystallex common shares. See “Selling Shareholders.” David I. Matheson, counsel to the firm, was a member of Crystallex’s Board of Directors until his term of office ended on June 24, 2005, and is also listed as a selling shareholder herein. See “Selling Shareholders.”

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus from Crystallex International Corporation’s Annual Report on Form 40-F for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP’s address is BCE Place, 181 Bay Street, Suite 1400, Toronto, Ontario M5J 2V1, Canada.

This registration statement and prospectus contain one or more statements, reports, or other information attributed to each of the following persons as experts in the field of mining engineering:

•	Mine Development Associates, 210 South Rock Boulevard, Reno, Nevada 89502
•	Dr. Luca Riccio, P. Geo., 5403 Molina Rd., North Vancouver, BC, V7 4P5 Canada
•	SNC-Lavalin Engineers & Constructors Inc., 2200 Lakeshore Blvd., Toronto, Ontario, Canada M8V 1A4.

The statements, reports, or other information from Mine Development Associates, Dr. Luca Riccio, P. Geo., and SNC-Lavalin Engineers & Constructors Inc. which are attributed to any of these experts are used in this registration statement and prospectus with the consent of each of these experts to which these statements, reports, or other information are attributed.

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